Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

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VIA EDGAR

August 8, 2025

Re:	EQT Infrastructure Company LLC

Post-Effective Amendment No. 2 to Registration Statement on Form 10-12G

Filed April 25, 2025

File No. 000-56691

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of EQT Infrastructure Company LLC (the “Company”), we hereby file this letter with the Securities and Exchange Commission (the “Commission”) in response to comments received from the staff of the Commission (the “Staff”) by the Company on June 6, 2025, with respect to the above-referenced registration statement on Form 10 (the “Registration Statement”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

General

1.

Comment: We note in your response to prior comment 2 that you “respectfully disagree[s] with the premise that the Company will be ‘buying (and selling) securities on an ongoing basis…” while also stating as follows: (i) “the Company intends to be a diversified holding company”; (ii) “the Company is in the business of acquiring high quality portfolio companies with the potential to continue to thrive over time”; and (iii) “the Company will exercise control over its portfolio companies”. Your Investment Company Act status analysis appears to disregard some of the Control JVs’ activities (because you do not plan to consolidate the Control JVs under GAAP), despite the fact that you represent yourself publicly and in your Investment Company Act status analysis as a diversified holding company operating portfolio companies (which implies consideration of the operation of portfolio companies undertaken by the Control JVs). See generally Certain Prima Facie Investment Companies, Release No. IC-10937 (Nov. 13, 1979) (a “holding company generally secures control of other companies primarily for the purpose of engaging in the other companies’ line of business”). We have the following related comments:

Please explain or resolve this apparent inconsistency.

Securities and Exchange Commission	2	August 8, 2025

Response: The Staff’s comment suggests the apparent inconsistency you perceive is between (x) our analysis stating that “the Company,” meaning the Company and its subsidiaries consolidated under U.S. generally accepted accounting principles (“GAAP”), will not be engaged in buying and selling securities on an ongoing basis, which goes towards the application of the assets and/or income factors under Tonopah,1 and (y) the Company’s narrative disclosures, which you suggest collapse some actions of the Company’s Control JVs with the Company and therefore “implies consideration” of the Control JVs as part of the Company’s analysis, which may implicate the Tonopah factor that considers the Company’s public representations of policy. We respectfully disagree with the suggestion that the Company’s Investment Company Act analysis is inconsistent or incomplete.

Section 3(a)(1)(A) interrogates whether an issuer is, or holds itself out as being, primarily engaged in the business activities of investing, reinvesting, or trading in securities.2 To determine what business activity an issuer is primarily engaged in, the Commission has held that an issuer must apply the five-factor test outlined in Tonopah. Those five factors are: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors, (4) the nature of its present assets, and (5) the sources of its present income (collectively, the “Tonopah Factors”).3 As we set out in our prior comment response letters (the “Prior Letters”), we do not believe that the Company is primarily engaged in the business of investing, reinvesting or trading in securities after an application of the Tonopah Factors.4

In response to your comment, we first explain our view that our application of Tonopah’s assets and income tests by reference to GAAP consolidated financials is logical and correct, and consistent with our understanding of the historical views of the Commission and its Staff. Second, we explain why the Company’s narrative disclosures do not inform how the Company analyzes its assets and income for purposes of the Tonopah test, as applied by the Commission, its Staff and market participants over time. Third, we explain why we do not believe that the Staff has correctly characterized the Company’s disclosures.

[1]	In re Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (1947) (“Tonopah”).
[2]

See Section 3(a)(1)(A) of the Investment Company Act. Unless otherwise specified, all references herein to sections and rules are references to sections and rules promulgated under the Investment Company Act.

[3]	See Tonopah at 427.
[4]	See generally our prior letters dated November 15, 2024 (our “November Letter”), December 19, 2024 (our “December Letter”), and April 25, 2025 (our “April Letter”) (collectively, our “Prior Letters”).

Securities and Exchange Commission	3	August 8, 2025

The Application of Tonopah and Our Use of GAAP Consolidation

The Staff’s comment suggests that our “Investment Company Act status analysis appears to disregard some of the Control JVs’ activities.” We disagree with this suggestion. Our analysis does not consolidate the activities (i.e., the assets and income) of the Control JVs, but that does not mean that our analysis does not consider the assets and income of the Control JVs. Our analysis considers the assets and income of the Control JVs in the Company’s analysis in the same way it considers the assets and income of any other unconsolidated subsidiary when applying Investment Company Act status tests, as entries on the balance sheet reflecting the value of the Company’s interest in that subsidiary.

This approach is consistent with our understanding of how Investment Company Act status testing is conducted across the board. For example, under Rule 3a-1 and Rule 3a-8 (which incorporates, to a degree, the Tonopah factors), it is explicitly stated that an issuer must test its assets and income on an unconsolidated basis except that the issuer’s wholly owned subsidiaries must be consolidated with the issuer. That does not mean that the issuer’s non-wholly owned subsidiaries are “disregarded” under the Rule 3a-1 or Rule 3a-8 analysis. It means that those unconsolidated majority-owned or primarily controlled subsidiaries are considered on a standalone, disaggregated basis, and then the result of that separate analysis is used to inform elements of the parent’s analysis.5

The same is true for the Company’s analysis under Section 3(a)(1)(A). As we indicated in our Prior Letters, the Company will examine its unconsolidated subsidiaries on a standalone basis to determine whether they should be treated as securities-related or non-securities related for purposes of the Company’s analysis. We have determined that the Company’s Control JVs are appropriately considered non-securities-related investments while the Company’s Non-Control JVs should be considered securities-related investments.

The Company does not intend to allocate its assets such that securities-related assets such as the Non-Control JVs will comprise the majority of its assets. Rather, as the Company has explained, the Company’s intention is that the Company’s interests in its Control JVs—which will not be deemed investment companies under either Section 3(a)(1)(A) or 3(a)(1)(C) when analyzed on a standalone basis—will comprise the large majority of the Company’s assets by value.

The Company does not consolidate each JV’s assets or income with those of the Company for purposes of the assets and income factors under the Tonopah test because the expectation is that the Company’s JVs will not be consolidated with the Company under GAAP. Accordingly, the underlying assets held by the Company’s JVs (e.g., interests in portfolio companies) and any income related to those interests would not be attributed directly to the Company through consolidation. Those assets and sources of income will instead appear on the Company’s consolidated financial statements as unconsolidated entries, and those line items will be considered as part of the analysis.6

[5]

For example, an issuer would evaluate each subsidiary to determine whether it would qualify as a majority-owned subsidiary or a primarily controlled subsidiary and then also analyze whether each subsidiary would be deemed an investment company but for the exemptions in Section 3(c)(1) and 3(c)(7). The parent’s interest in a majority-owned or primarily controlled subsidiary that is not an investment company or relying on 3(c)(1) or 3(c)(7) would be considered non-securities-related and therefore a “good” asset under the parent’s Rule 3a-1 or 3a-8 test.

[6]

We note, regardless, that the Company’s JVs themselves are not in the business of buying and selling securities on an ongoing basis, but rather in the business of owning and holding interests in portfolio companies.

Securities and Exchange Commission	4	August 8, 2025

In Tonopah, the Commission stated:

“More important [than narrative representations in the issuer’s disclosure], however . . . the nature of the assets and income of the company, disclosed in the annual reports filed with the Commission and in reports sent to stockholders, was such as to lead investors to believe that the principal activity of the company was trading and investing in securities.”7

The Company’s financial statements will be prepared and presented to investors and the public in accordance with GAAP. In that regard, the investor-facing presentation of financial statements is what appears most directly relevant to questions presented under Tonopah’s assets and income factors (i.e., what would a reasonable investor conclude based on what they are presented about the Company’s assets and income). The Company’s decision to analyze its prospective assets and income based on the expected GAAP presentation is consistent with how we understand most industry participants apply the Tonopah test under Section 3(a)(1)(A).8

As discussed in a prior response,9 Section 3(a)(1)(A) is silent on whether its tests should be run on a fully unconsolidated basis (as is required by Section 3(a)(1)(C)), on a consolidated basis with only the Company’s wholly owned subsidiaries (as is required by Rule 3a-1 and Rule 3a-8), or on a GAAP consolidated basis (as is required for Exchange Act reports). While we are aware of instances in which the Commission or Staff have considered the assets or income of issuers using each of the methodologies described above while applying Tonopah, we are aware of no precedent in which the Commission has stated or accepted an analysis under Tonopah conducted on a consolidation basis that included more subsidiaries than would be consolidated under GAAP.

As outlined in our Prior Letters, we believe the Company’s methodology for applying the Tonopah test under Section 3(a)(1)(A) is not only consistent with applicable precedent and accounting guidance,10 it is the most appropriate approach under the legal and analytical framework underlying Tonopah.

Importantly, the Company’s approach is also consistent with how the Staff previously directed the Company to evaluate investment company status under Tonopah. In the Staff’s first comment letter, to which we replied in our November Letter, the Staff asked that we:

“Please provide a comprehensive legal analysis regarding whether (i) you (together with your consolidated subsidiaries) and (ii) any unconsolidated subsidiaries, including any unconsolidated joint ventures formed between you and ‘other sources of capital’ (each, a ‘JV’), meet the definition of an ‘investment company’ under Section 3(a)(1)(A) of the Investment Company Act of 1940.”11

[7]	See Tonopah at 430 (emphasis added).
[8]	See, e.g., Investment Company Act Determination Under the 1940 Act – Vol. 3 – Robert Rosenblum 2025 §3.4.2 Consolidation with an Issuer’s Subsidiaries.
[9]	See April Letter at 3.
[10]

As discussed further, it is our understanding that in undertaking the Tonopah analysis, industry participants and, notably, the Staff itself, routinely analyze an issuer’s assets and income under generally accepted accounting principles and, in fact, the Commission and the Staff require as much. See Certain Research and Development Companies, Release No. IC-25835 (Nov. 26, 2002) (Commission statement suggesting that U.S. GAAP is to be utilized to measure an issuer’s compliance with Section 3(a)(1)(C) under the Investment Company Act). See also Rule 2a-5 Adopting Release, Good Faith Determination of Fair Value, 86 FR 748, 772 (Jan. 6, 2021) (stating that a valuation method not determined in accordance with U.S. GAAP is misleading and/or inaccurate and therefore an inappropriate methodology under Rule 2a-5).

[11]	See November Letter at 23.

Securities and Exchange Commission	5	August 8, 2025

In accordance with the Staff’s comment, we evaluated the Company and its consolidated subsidiaries and then separately, we analyzed the Company’s unconsolidated subsidiaries, with a particular focus on its JVs. Our analysis was then, and remains, consistent with both Tonopah and the Staff’s instructions.

The Interplay Between the Company’s Narrative Disclosure and the Attribution of Assets and Income Under Tonopah

The Staff’s comments suggest that the Staff believes that our Investment Company Act status analysis should attempt to “consistently exclude all of the activities that [the Company] cause[s] Control JVs to undertake (including the Control JVs’ operation of portfolio companies)” if it is to be consistent with our conclusion that the Company’s primary business activity is owning, managing and controlling its interests in Control JVs. We do not agree with this suggestion.

We think it is important to note that the consideration of an issuer’s activities is not one of the Tonopah Factors. Rather than being an input to the Tonopah test, the issuer’s primary business activities is the output of Tonopah analysis. For example, one of the factors is the activities of the issuer’s officers and directors, precisely because how an issuer’s officers and directors spend their time is indicative of an issuer’s primary business activities – the test does not start with the activities of the issuer as a premise. Similarly, the Tonopah test looks to the nature of an issuer’s assets and the source of its income as separate factors, because how an issuer’s assets are deployed and how it earns income inform what business activities are attributable to the issuer and in what proportions. An issuer’s public representations of policy, which would incorporate consideration of narrative disclosures about how the issuer intends to operate, is another of the five factors. Importantly, however, the public representations factor is just one of the five Tonopah Factors. What an issuer says in its public representations does not dictate or change how the issuer’s assets and income should be analyzed, nor do narrative disclosures necessarily outweigh the assets and income factors.

An issuer’s narrative disclosure around how it intends to operate its business does not mean that the fundamental parameters for applying Tonopah change for that issuer. For example, if applying Rule 3a-8 to two issuers with the exact same assets and the exact same sources of income, one would not measure those assets and income differently. Rule 3a-8 prescribes how those figures must be measured (on an unconsolidated basis except for consolidation with wholly owned subsidiaries). This outcome persists notwithstanding the fact that Rule 3a-8 also requires consideration of the issuer’s public representations of policy. While Section 3(a)(1)(A) lacks Rule 3a-8’s specificity, it is our view and understanding that the outcome would be the same. Two issuers with identical assets and income should run the Section 3(a)(1)(A) analysis using the same, standard methodology, and then analyze their respective public representations of policy separately. For these reasons, we see no reason to think that the Company’s narrative disclosure should change how the Company considers or consolidates its assets and income.

Securities and Exchange Commission	6	August 8, 2025

We believe our view is overwhelmingly supported by precedential Commission decisions. In Tonopah itself, for example, the applicant, Tonopah Mining Company of Nevada (“Tonopah Mining”), argued that it was in the mining business because a majority of its investments (including investments into non-controlled subsidiaries) were into other mining companies. The applicant’s disclosure and analysis presented to the Commission did not then prompt the Commission to consolidate the assets of Tonopah Mining with those of its non-controlled subsidiaries when considering the assets and income of Tonopah Mining.12 To the contrary, the Commission looked at the issuer’s financial reporting as presented to its investors.13 As the Commission’s decision in Tonopah illustrates, the test focuses on identifying an issuer’s primary business activities through the lens of all of the Tonopah Factors weighed together, rather than simply how an issuer describes itself in narrow contexts or even its self-descriptions as a whole.

To be clear, our position is not that an issuer’s disclosures are irrelevant or “disregarded” when performing the Tonopah test. We acknowledge that the Company’s disclosures, to the extent they are “statements of policy,” are relevant considerations under the public representations Tonopah factor. Even if, however, the Staff were to read the Company’s disclosure to suggest that the Company engages in the business of buying and selling portfolio companies indirectly through the Control JVs, that language would—at most—bear on the public representations factor of Tonopah. Those narrative disclosures would not, and should not, dictate the consolidation or non-consolidation of the Company’s financial statements with those of the Control JVs. Whether the Company’s assets consist of securities, and whether the Company’s income is derived from selling securities, is determined based on the financial statements the Company will provide to its investors and the public at large. The Company’s financial statements are, and will be, prepared in accordance with GAAP.

As we discuss below, we strongly disagree that the Company’s public representations, when taken as a whole and in full context, would suggest that the Company has stated or implied that the Company’s assets and income should be collapsed with those of its Control JVs.

[12]	See generally Tonopah.
[13]

In doing so, the Commission noted that the applicant’s total assets per books were $1,426,535, of which $248,150 represented cash and U.S. government bonds and that of the remaining amount approximately 94% (not including securities of controlled subsidiaries) was comprised of “marketable securities” and “other investment securities.” See id. at 430.

Securities and Exchange Commission	7	August 8, 2025

But even if one were to conclude that the public representations factor suggests that the Company’s activities include the buying and selling of securities indirectly through JVs on an ongoing basis (outside of its liquidity management activities), the public representations factor is only one of five factors, and it would need to be weighed against the other four factors, which are unimpacted by the representation.14 We believe the public representations of policy factor is, on this point, clearly outweighed by the assets and income factors,15 which are more important according to the Commission’s own guidance.16

The Company’s Disclosures

You also commented:

To the extent that you, for purposes of your Investment Company Act status analysis, (i) view your primary business as limited to purchasing general partnership interests in JVs, and (ii) consistently excludes all of the activities that you cause Control JVs to undertake (including the Control JVs’ operation of portfolio companies), please:

•

reconcile this position with your responses that reference the Company’s acquisition and control of portfolio companies and your disclosure in the Form 10, which emphasizes that the Company is “a holding company that seeks to acquire, own and control portfolio companies….”

•

address whether the Company, by describing itself as a “diversified holding company” that acquires portfolio companies, is holding itself out in such a way to oblige consideration of the buying and selling of the securities of portfolio companies for purposes of the your Investment Company Act status analysis.

[14]

In any event, we strongly note that the disclosure does not suggest in any way that the Company is even indirectly engaged in the business of buying and then subsequently selling such securities for quick profit.

[15]

See Daxor Corp., Initial Decision Release, No. 428, 2011 SEC LEXIS 3040 (ALJ Aug. 2011), finalized by SEC Release No. IC-29948, 2012 SEC LEXIS 504 (Feb. 10, 2012) (stating that Tonopah considered investors’ perception being created by an issuer’s assets and income and that the nature of the assets and income of an issuer, as disclosed in the annual reports filed with the Commission and in reports sent to stockholders, was such as to lead investors to believe that the principal activity of the issuer was trading and investing in securities and thus, as a result, even from an investor’s perspective, assets and income are the most important factors for consideration).

Following the decision in SEC v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007) not two months later, the then Director of the Commission’s Division of Investment Management testified before Congress and described the use of the Tonopah factors to determine a company’s primary engagement and that “the Commission traditionally considers the nature of the assets and income to be the most important factors in this analysis.” Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds: Hearing Before the H. Subcomm. On Domestic Policy of the H. Comm. on Oversight & Gov’t Reform, 110th Cong. 4 n.3 (2007) (statement of Andrew J. Donohue, Dir., Div. Inv. Mgmt., U.S. Sec. & Exch. Comm’n) https://www.sec.gov/news/testimony/2007/ts071107ajd.htm.

See also ICOS Order, 1940 Act Release No. 19334 (Mar. 16, 1993) (Commission statement that “[u]nder a strict application of the Tonopah analysis, an issuer generally is deemed to be engaged primarily in the business of investing in securities if most of its assets are securities and most of its income is derived from securities”).

[16]

Tonopah at 427-28 (“The issue raised by a Section 3(b)(2) application is one of fact, and must be resolved by a review of the special circumstances applicable to the particular case. The principal relevant considerations are 1) the company’s historical development; 2) its public representations of policy; 3) the activities of its officers and directors; and, most important, 4) the nature of its present assets; and 5) the sources of its present income.”).

Securities and Exchange Commission	8	August 8, 2025

•

reconcile this position with the Commission’s position, as expressed in Tonopah, that consideration of an issuer’s primary business is “one of fact [that] must be resolved by a review of the special circumstances applicable to the particular case.” In this regard, we note that the Company’s business appears inextricably linked with the ongoing buying and selling of the securities of portfolio companies, as highlighted throughout your disclosure and in response letters—apparently indicating that these activities are material circumstances to be evaluated under Tonopah.

Response: The Staff’s comments have quoted statements and disclosure in such a way to suggest that the Company might be viewed as collapsing the activities of the Company with those of its Control JVs, and that the Company is therefore “holding [itself] out in such a way to oblige consideration of the buying and selling of the securities of portfolio companies for purposes of [its] Investment Company Act status analysis.”

As we have stated above, we do not believe that the Company’s public representations, regardless of how they are interpreted, would impact the analysis under the other four Tonopah Factors. The Company’s narrative disclosure does not change the methodology of how the assets and income Tonopah Factors should be analyzed. Moreover, as we have explained in Prior Letters, we do not agree with the blanket presumption that portfolio companies necessarily issue “securities” when they are wholly or majority acquired by the Control JVs.17

In addition to these points, we discuss below why we do not believe the Staff has identified disclosure that, when read in full context, suggests that the Company should be collapsed with its Control JVs. For example, the selective quotation of the phrase “a holding company that seeks to acquire, own and control portfolio companies” in your comment omits the surrounding context found in the disclosure, which makes clear that the Company intends to acquire and control portfolio companies through JVs. The complete sentence in the Form 10 reads:

“We are a holding company that seeks to acquire, own and control portfolio companies with the objective of generating attractive risk-adjusted returns and achieving medium-to-long-term capital appreciation through joint ventures formed between us and other sources of capital[.]”18

The references to the Company’s JVs appear in the same sentences. The next paragraph goes on to state unambiguously that the majority of the Company’s assets will be its interests in its Control JVs.19 The structure and intent of the Company’s business is disclosed transparently and consistently, namely that the Company intends to achieve its objectives primarily through its management of its JVs, and that the Company’s assets consist of, and its income derives from, its general partner interests in those JVs.20

[17]

See generally Prior Letters discussing Ave. Capital Mgmt. II, L.P. v. Schaden 843 F.3d 876, 880 (10th Cir. 2016), wherein the Tenth Circuit held that an acquisition of a majority ownership stake of an underlying portfolio company did not involve the sale of securities because that acquisition was not made with the expectation of profits derived solely from the efforts of others.

[18]	Registration Statement at 1.
[19]	Id.
[20]	Id. at 3 stating “[o]ur assets will consist almost entirely of general partner interests in our Joint Ventures, which are not investment securities within the meaning of the Investment Company Act.”

Securities and Exchange Commission	9	August 8, 2025

Similarly, the Staff’s comment quoted only the bold text below, while omitting the context surrounding it.

“As discussed above and in our prior responses, the Company’s primary business will be owning, controlling, and managing Control JVs through general partner interests, and those Control JVs in turn will acquire, hold, control, and manage individual portfolio companies at levels of ownership that would make those portfolio companies majority-owned subsidiaries or primarily controlled subsidiaries.

The Company’s disclosure does not specify any one line of business because the Company intends to be a diversified holding company.FN

FN: See Registration Statement at 1 stating “[w]e will own and control Joint Ventures that, directly or indirectly, own majority and/or primarily controlling stakes in portfolio companies that are primarily operating in the infrastructure space, and to a lesser extent, Joint Ventures that own influential yet non-majority stakes in portfolio companies that are primarily operating in the infrastructure space. We anticipate owning and controlling portfolio companies through Joint Ventures organized in the geographies and sectors where EQT is active, currently including North America, Europe and Asia Pacific, and in infrastructure sectors such as digital, energy & environmental, transport & logistics and social infrastructure.”21

There are clear references to the Company’s JVs in the directly adjacent text. We believe that when read in context, the Company’s statement is clearly referring to the Company being a diversified holding company of its Control JVs, and the Company’s interests in its JVs are not securities. The Company’s public representations describing itself as a holding company do not imply—let alone require—attribution of assets or income that would support a finding that the Company is primarily engaged in the business of “investing, reinvesting, or trading in securities” within the meaning of the Investment Company Act.

We agree with the Staff that the analysis of an issuer’s primary business requires a review of “the special circumstances applicable to the particular case.” As is made clear in Tonopah, however, it is the application of the five Tonopah Factors that ensures full consideration of all of the issuer’s special circumstances.22 We respectfully submit that any determination about the Company based on a handful of phrases extracted from hundreds of pages of disclosure would be to disregard the totality of the Company’s circumstances and strategy. Our analysis, as presented in our Prior Letters, has addressed the Tonopah Factors in detail, and we continue to believe we have addressed each plausible construction of the test’s scope.

[21]	See April Letter at 21.
[22]

Tonopah at 427-28 (“The issue raised by a Section 3(b)(2) application is one of fact, and must be resolved by a review of the special circumstances applicable to the particular case. The principal relevant considerations are 1) the company’s historical development; 2) its public representations of policy; 3) the activities of its officers and directors; and, most important, 4) the nature of its present assets; and 5) the sources of its present income.”).

Securities and Exchange Commission	10	August 8, 2025

To the extent that your consideration of your primary business extends to the operation of the Control JVs (and consistently includes all the activities that the Company cause Control JVs to undertake in your Investment Company Act status analysis (including their ongoing purchasing and selling of securities)), please supplement your responses, citing support for the position that the Company does not acquire securities (except in connection with the maintenance of its liquidity portfolio), as necessary, to appropriately account for the investing (and divestment) activity effected by the Company through its JVs.

Response: We respectfully disagree with the formulation proposed by the Staff. Again, the Company’s primary business activity is determined by an application of the Tonopah test and its five factors. The “activities” of the Company is not one of the Tonopah Factors; it’s the output of the test. The Company’s assets and income are factors, as is the Company’s public representations of policy. But the Company’s assets and income are determined by reference to the financial statements the Company provides to its investors and the public, not by any interpretation of the Company’s public representations. The Company does not need to consolidate its financial statements with those of its Control JVs to consider the Control JVs in its Tonopah analysis. The Company’s financial statements will show the Company’s general partner interests in its Control JVs as the Company’s most significant assets. Those assets are not securities.

But even assuming, arguendo, that the Company did believe that it would be appropriate to apply the Tonopah Factors by consolidating its financial reporting with its Control JVs (and for some reason also concluded that it would not be appropriate to consolidate the portfolio companies controlled by the Control JVs), the Company still would not be engaged in the business of buying and selling securities of portfolio companies indirectly through JVs.

As discussed in our Prior Letters, the Investment Company Act draws a distinction between “investing, reinvesting, and trading” and “owning and holding.” We reiterate our view that the Control JV’s activities will be “owning and holding” and not “investing, reinvesting, or trading” interests in portfolio companies.23 We also reiterate our view that a material portion of the Company’s JVs will acquire controlling interests in portfolio companies in such a manner that the interests in the portfolio company would not be deemed “securities.”24 Finally, we would note again that when considering the assets of the issuer in Tonopah the Commission specifically referenced the amount of “investment securities” held by the issuer, not merely securities of all kinds, which also conflicts with the Staff’s apparent view that a holding company must consider its interests in its majority-owned subsidiaries to be “securities.”25

[23]	See, e.g., December Letter discussing this point at length in response to your fifth comment.
[24]	See supra note 17 and accompanying text.
[25]

See, e.g., Tonopah at 434 (“A review of the company’s balance sheets since December 31, 1934, shows that investment securities have constituted similarly large percentages of assets during the past thirteen years . . .”) (emphasis added).

Securities and Exchange Commission	11	August 8, 2025

For the reasons above, we respectfully resubmit that activities of the Company’s Control JVs do not fall within the appropriate scope of the Tonopah test as applied to the Company, and that the Company is not an investment company under Section 3(a)(1)(A).

2.

Comment: We note your response to prior comment 4 and your expanded analysis regarding your status as “that type of investment company known as a ‘special situation’ investment company, whose primary business is to acquire securities for investment with a view to increasing their value and later disposing of them at a profit,” United Stores Corp., 10 S.E.C. 1145 (1942), as well as your analysis regarding whether you meet the definition of that concept. We have the following related comments:

As previously stated, please provide your comprehensive legal analysis addressing whether you intend to cause Control JVs to acquire securities “primarily for the purpose of making a profit in the sale of their controlled companies’ securities” as described by the Commission in Certain Prima Facie Investment Companies, Release No. IC-10937 (Nov. 13, 1979). In this regard, we note that the Company’s description of itself as “a holding company conglomerate with the objective of generating attractive, risk-adjusted returns for shareholders…” does not appear to preclude a finding that it is purchasing securities with a view to increasing their value and later disposing of them at a profit.

Response:

We respectfully resubmit our belief that we have thoroughly addressed this comment, and all other questions related to the Company’s analysis under the special situation investment company analysis in our April Letter.26 As we explained in our Prior Letters, each Control JV’s purpose for acquiring its respective portfolio company is to operate and manage said portfolio company as the sole part of that Control JV’s business for an indeterminate length of time, not to engage in speculative arbitrage or short-term trades that would generate profits from the sale of controlled company’s securities. The Company’s overall business model, which the Company intends to implement through its co-control over its Control JVs, focuses on generating medium-to-long-term enterprise value through strategic oversight, governance, and operational improvement.

In United Stores Corp., the Commission found the issuer to be an investment company when the issuer derived substantially all its income from trading securities of companies it did not operate or control.27 In contrast, in Amoskeag, the Commission determined that a company with significant investments in subsidiaries and long-term control did not acquire securities for resale, even when sales might ultimately occur, and thus the company was not required to register as an investment company.28 Consistent with Amoskeag, the Company’s Control JVs will be structured to acquire controlling positions with the intention of long-term operation, and any sale of portfolio companies by the Company’s JVs will generally be incidental to that long-term business ownership model. These Commission decisions are also reinforced by Staff positions in multiple no-action letters that have held that dispositions of controlled companies do not turn an issuer into an investment company.29

[26]

As noted in our April Letter, notwithstanding our belief that the Company is not a special situations investment company, the Company does not concede that an issuer that is not preliminarily defined as an investment company under Section 3(a)(1)(C) is required to separately address special situation investment company analysis.

[27]	United Stores Corp., 1942 SEC LEXIS 696 (1942).
[28]	Investment Company Act Release No. 7575 (Oct. 5, 1972).
[29]	See Entrepreneurial Assistance Group, Inc., SEC No-Action Letter, 1974 SEC No-Act. LEXIS 931 (Dec. 5, 1974); Albert M. Zlotnick, SEC No-Action Letter, 1986 SEC No-Act. LEXIS 2361 (June 9, 1986).

Securities and Exchange Commission	12	August 8, 2025

The Company’s strategy thus falls squarely outside the activities and intent the Commission has previously found dispositive in identifying special situation investment companies.

Please expand on your analysis of the Company’s status as a special situation investment company by:

•

describing and discussing whether the Company will, at the time of a JV’s acquisition of a portfolio company’s securities, generally expect that the JV will sell those securities in the future. In this regard, we note that in Northeast Capital Corp., 37 SEC 715 (1957), cited in your response at fn. 81, the applicant—in addition to suggesting that it was not its present intention to liquidate its investment—also noted that it did not “anticipate any future intention to liquidate” its investment.

Response:

We respectfully refer you to our April Letter. As we explained therein, the Company’s JVs will typically acquire portfolio companies without definitive plans to sell the portfolio company in the future. The Company’s JVs, and most relevantly its Control JVs, are not structured as short-duration vehicles, nor are they capitalized with a view towards rapid monetization of their investments. Rather, they are designed to acquire, hold, and operate portfolio companies for an indeterminate length of time. Exits, if and when they occur, would be driven by circumstances such as a strategic acquisition offer, or a determination that a public offering is in the best interest of the Control JV and portfolio company, not as a reflection of a “special situations” strategy. Innumerable other operating companies consider strategic acquisitions or dispositions under these same circumstances.

This long-term operational focus aligns with the holding company models previously recognized by the Commission in Idealab!30 and ICG.31 In both cases, the Commission determined that companies that developed controlled subsidiaries were not investment companies, even though they occasionally sold subsidiaries. Likewise, the Company’s Control JVs may exit portfolio investments from time to time, but such divestitures will be ancillary to a broader ownership and operational engagement strategy, which is the primary way in which the Company will generate value for its shareholders.

[30]	See Bill Gross’ idealab!, Investment Company Act Release No. 24642 (September 15, 2000) (notice); Bill Gross’ idealab!, Investment Company Act Release No. 24682 (Oct. 10, 2000) (order).
[31]	See Internet Capital Group, Inc., IC-Release No. 24271(July 28, 1999) (notice); Internet Capital Group, Inc., IC-Release No. 23961 (Aug. 23, 1999) (order).

Securities and Exchange Commission	13	August 8, 2025

•	describing and discussing the anticipated importance of investment and asset management criteria to any portfolio company investment and divestment decisions.

Response:

The Control JVs’ exit decisions, which require the consent of both general partners of the JV, are expected to be driven by long-term business criteria rather than investment or arbitrage considerations. Acquisition and potential disposition decisions focus on operational metrics such as EBITDA growth potential, margin structure, market positioning, regulatory environment, and digital scalability. These are the same criteria that any operating company assesses when considering strategic acquisitions and dispositions. These criteria reflect the Company’s goal of building durable value through hands-on engagement, not exploiting temporary valuation discrepancies in securities markets.

Unlike in Bank Securities Corporation, where the issuer’s profit motive centered on trading positions in bank stocks, the Company’s Control JVs’ acquisition and potential disposition analysis will center on portfolio growth—not on exploiting market price movements.32 The Company’s Control JVs do not maintain trading desks or engage in pricing-based rebalancing. The Company’s Control JVs are not trading vehicles.

These factors, combined with the expected governance rights and active participation in the management of their portfolio companies, underscore the Control JVs’ role as owners, not traders, with respect to their respective portfolio companies.

Assuming that the special situation investment companies addressed in the materials cited by you have “historically had the … salient characteristics” described on page 10 of your response and the concept of a special situation investment company is “as [you] understand it to be”, please expand on your analysis to specifically:

•

Describe in additional detail (i) what characterizes a target as having a “temporary depressed valuation[]” as identified on page 10 of your response, (ii) whether and how that differs from the various other references in your response to, for example, “companies facing difficulties,” “distressed businesses,” and “distressed companies with depressed values” and (iii) the distinction between the “high quality” or “excellent, strong performing” companies invested in by the Company and the “distressed companies with depressed values” purportedly characteristic of investments by special situation investment companies.

[32]	Investment Company Act Release No. 550 (Nov. 22, 1942).

Securities and Exchange Commission	14	August 8, 2025

Response:

We believe that the term “temporary depressed valuation” refers to financial distress or structural deficiencies in a target company. The Commission has historically associated “special situation” investment companies with investing in distressed businesses including those facing insolvency, litigation, operational collapse, or comparable challenges.

“High quality” companies, in the Company’s usage, by contrast refers to enterprises with robust operating models, proven management teams, scalable infrastructure, and durable revenue streams. These companies are often sector leaders or innovators in their fields. By contrast, “distressed” companies, or companies with “depressed values” are typically characterized by ongoing losses, liquidity crises, covenant breaches, or active restructuring plans. The Company’s Control JVs do not target such distressed companies, nor do they rely on post-distress arbitrage to generate returns.

The Company’s Control JVs instead acquire strong-performing businesses with long-term growth trajectories; portfolio companies that require capital to continue building and growing, not financial rescue that can be exploited for short-term profits.

•	Describe in additional detail what characterizes a “quick” or “frequent” shift in investments as identified on page 10 of your response.

Response:

The Company does not intend to frequently or quickly rotate among portfolio company interests. We used the term “quick” in prior responses to describe the behavior of investment companies with high portfolio turnover (e.g., holding periods under two years or a trading approach centered on shifting capital across sectors as market winds shift). “Frequent” implies a systematic or recurring pattern of such short-term repositioning.

Nothing about the Company’s business model resembles this type of activity. Control JVs are expected to hold each portfolio company for a period of five or more years, with little to no turnover at the Company level. In contrast to Atlas Corporation,33 where the Commission focused on its previous active repositioning and short holding periods, the Company’s Control JVs’ expected holding periods are long dated, and its platform investments will not be regularly turned over for short-term gain. This distinction is consistent with Staff no-action relief granted to Entrepreneurial Assistance Group and Zlotnick.34

3.

Comment: We note your response to our prior comment 5 focused on expertise in “‘special situations,’ or rehabilitating or reorganizing failing companies”. We reissue our prior comment 5, including its specific prompt to consider whether the expertise of your directors, officers, and employees would tend to indicate that your acquisitions of portfolio companies are made primarily for the purpose of making a profit in the sale of the controlled companies securities. In this regard, we note that your disclosure appears to emphasize (i) the investment expertise of your directors and officers, as well as (ii) the leveraging of a private equity firm’s “expertise and platform,” including EQT’s “Active Ownership Model,” which provides for, among other things, “value creation levers, such as revenue enhancements, management changes, pricing, cost improvements and more transformational levers such as strategic realignment and add-on acquisitions.”

[33]	Investment Company Act Release No. 12277 (July 7, 1982).
[34]	See Entrepreneurial Assistance Group, Inc., SEC No-Action Letter, 1974 SEC No-Act. LEXIS 931 (Dec. 5, 1974); Albert M. Zlotnick, SEC No-Action Letter, 1986 SEC No-Act. LEXIS 2361 (June 9, 1986).

Securities and Exchange Commission	15	August 8, 2025

Response:

We respectfully refer the Staff to our April Letter. You ask that we consider EQT’s focus on value creation and ask if that implies that the purpose of the Company is “making a profit in the sale of the controlled company.” As we explained in our April Letter, seeking increased profitability of acquired businesses alone cannot reasonably be held up as the defining characteristic of a special situation investment company. Every operating company has a profit motive. No operating company’s directors or officers would approve an acquisition if they believed the target would immediately or ultimately decrease in value. Likewise, an operating company’s directors and officers have fiduciary duties that require them to give good faith consideration to any opportunities to dispose of a subsidiary or assets, or even the entire company, to an interested buyer or the public markets, if they determined that such a sale would be in the best interest of the company’s shareholders.

As we explored at length in our April Letter, it is our view that any issuer, including the Company, could only become a special situation investment company if it has a profit motive based a systematic pattern of quick trading activities or short-term rehabilitation and resale of controlled companies. The nature of the profit motive is critical to the distinction between a special situation investment company and an operating company. The impermissible characteristics of a special situation investment company are not present here. The experience and capabilities of the Company’s personnel support its long-term, operationally focused business model. Specifically, its executive team is composed of professionals with deep expertise in managing, scaling, and transforming operating businesses. Their backgrounds are in private company operating teams, C-level management, and strategic consulting. Put simply, their skills are not in identifying and executing successful trades, but rather in building successful companies. The Company’s leadership team does not have skill in arbitrage, distressed debt investing, or public-market activism, any of which are the typical province of a special situation investment company.

The Company, through its officers, directors, and employees, seeks to build value through hands-on operational engagement, exercised through oversight control positions consistent with being an owner of a business. These are the skills and attributes needed among the officers and directors of any successful holding company with operational subsidiaries.

Item 1. Business

Our Administrator, page 13

4.

Comment: We note your disclosure that you anticipate the administrator will be entitled to receive a monthly fee based on the monthly value of your net assets. Please tell us when you expect you would have more detail regarding how to calculate this fee. We also note similar disclosure in your periodic reports. Please confirm that you will revise your future Exchange Act Reports to provide more fulsome details as to how these fees are calculated and disclose any amounts paid.

Securities and Exchange Commission	16	August 8, 2025

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that since the Company has not commenced commercial operations and has not accepted subscriptions for shares from third parties, it has not paid the administrator fees based on the Company’s net assets. Once the Company has commenced commercial operations and has accepted subscriptions from third party investors, the Company will consider such fees in light of its disclosure obligations under the Exchange Act and rules thereunder as well as applicable accounting standards.

Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, Nathan Somogie at (617) 778-9004, or Nicholas Ridley at (202) 636-5826 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	EQT Infrastructure Company LLC

Erwin Thompson

Simpson Thacher & Bartlett LLP

Rajib Chanda

Mark Brod

Nathan Somogie

Nicholas Ridley